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[LATHAN & WATKINS LLP LETTERHEAD]




January 12, 2005


CONFIDENTIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Barbara C. Jacobs, Assistant Director
      Office of Computers and Online Services

         Re:  Sify Limited
              Registration Statement on Form F-3, filed December 7, 2004 File No. 333-121047

              Form 20-F for Fiscal Year Ended March 31, 2004
              File No. 0-27663

Ladies and Gentlemen:

     On behalf of Sify Limited (the "Company" or "Sify"), we confirm receipt of the letter dated January 6, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Company's Registration Statement on Form F-3 referenced above (the "Registration Statement") and Form 20-F for the Company's fiscal year ended March 31, 2004 (the "20-F").

     The Company's responses are as follows. These responses are provided under the same captions as contained in the Staff's January 6, 2005 letter.

General

     1. IT APPEARS THAT YOU WILL NEED TO FILE A FORM F-6 IN ORDER TO REGISTER THE UNDERLYING ADSS. PLEASE ADVISE US AS TO THE TIMING OF THIS DOCUMENT.

     The Company supplementally advises the Staff that it filed a registration statement on Form F-6 on October 7, 1999 (Registration No. 333-10982), as amended on January 5, 2000 and on September 23, 2002, registering 100,000,000 American Depositary Shares ("ADSs"), each representing one equity share, par value Rs.10 per equity share of Sify. As of November 30, 2004, the Company had 35,371,436 equity shares outstanding. Accordingly, the Company believes that the 100,000,000 ADSs registered under its effective Form F-6 are sufficient to cover the 4,538,200 equity shares to be offered for resale pursuant to the Registration Statement.
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JANUARY 12, 2005
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LATHAM & WATKINS LLP

Form 20-F for fiscal year ended March 31, 2004


     2. WE NOTE YOUR DISCLOSURE STATING THAT MANAGEMENT EVALUATED THE EFFECTIVENESS OF THE ISSUER'S DISCLOSURE CONTROLS AND PROCEDURES "AS OF A DATE
WITHIN 90 DAYS OF THE FILING DATE OF THIS ANNUAL REPORT ON FORM 20-F...." PLEASE
NOTE THAT ALTHOUGH RULE 13A-15(B) PERMITS THE EVALUATION OF CONTROLS AND PROCEDURES TO OCCUR WITHIN THE 90-DAY PERIOD PRIOR TO THE FILING DATE OF EACH REPORT REQUIRING CERTIFICATION, ITEM 15(A) ON FORM 20-F STATES THAT CONCLUSIONS AS TO EFFECTIVENESS MUST BE "AS OF THE END OF THE PERIOD COVERED BY THE REPORT." IN THIS REGARD, PLEASE ADVISE WHETHER MANAGEMENT'S EVALUATION DATE WAS IN FACT AS OF THE END OF THE PERIOD COVERED BY YOUR FORM 20-F, OR WHETHER AN ALTERNATIVE EVALUATION DATE WAS CHOSEN. ADDITIONALLY, PLEASE CONFIRM THAT YOU WILL PRESENT YOUR DISCLOSURE IN FUTURE FILINGS TO CONFORM TO THE REQUIREMENTS OF ITEM 15 OF FORM 20-F.

     The Company supplementally confirms that management's conclusions regarding the effectiveness of its disclosure controls and procedures were as of March 31, 2004, the end of the period covered by the 20-F. The Company confirms that its future filings on Form 20-F will conform to the requirements of Item 15 of Form 20-F.

     3. SIMILARLY, RULE 13A-15(D) REQUIRES DISCLOSURE OF ANY CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING "EACH OF THE ISSUER'S FISCAL QUARTERS, OR FISCAL YEAR IN THE CASE OF A FOREIGN PRIVATE ISSUER" RATHER THAN "SUBSEQUENT TO THE DATE OF THEIR EVALUATION." THEREFORE, CONSISTENT WITH RULE 13A-15(D), PLEASE ADVISE US WHETHER THERE WERE ANY CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING DURING THE FISCAL YEAR COVERED IN YOUR FORM 20-F. ADDITIONALLY, PLEASE CONFIRM THAT YOU WILL PRESENT YOUR DISCLOSURE IN FUTURE FILINGS TO CONFORM TO THE REQUIREMENTS OF RULE 13A-15(D).

     The Company supplementally advises the Staff that there were no changes in internal control over financial reporting during the fiscal year ended March 31, 2004, the period covered by the 20-F. Additionally, the Company confirms that its future filings will conform to the requirements of Rule 13a-15(d).

     4. FINALLY, WE NOTE YOUR DISCLOSURE STATING THAT THERE WERE NO "SIGNIFICANT CHANGES IN INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD SIGNIFICANTLY AFFECT INTERNAL CONTROLS SUBSEQUENT TO THE DATE OF THEIR EVALUATION." PLEASE NOTE THAT WITH RESPECT TO A FOREIGN PRIVATE ISSUER, RULE 13A-15(D) REQUIRES DISCLOSURE OF ANY CHANGE IN THE REGISTRANT'S INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE REGISTRANT'S LAST FISCAL YEAR THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT'S INTERNAL CONTROL OVER FINANCIAL REPORTING. THEREFORE, CONSISTENT WITH RULE 13A-15(D), PLEASE ADVISE US WHETHER THE REGISTRANT EXPERIENCED ANY CHANGE IN THEIR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, THE REGISTRANT'S INTERNAL CONTROL OVER THE YEAR COVERED BY THE FORM 20-F. ADDITIONALLY, PLEASE CONFIRM THAT YOU WILL PRESENT YOUR DISCLOSURE IN FUTURE FILINGS TO CONFORM TO THE REQUIREMENTS OF RULE 13A-15(D).
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JANUARY 12, 2005
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LATHAM & WATKINS LLP


     The Company supplementally advises the Staff that there were no changes in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting during the fiscal year ended March 31, 2004, the period covered by the 20-F. Additionally, the Company confirms that its future filings will conform to the requirements of Rule 13a-15(d).

     The Company appreciates the Staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and in its efforts to have the Registration Statement declared effective as soon as possible. Should the Staff have any questions regarding these responses or require further information, please contact the undersigned at (650) 463-2643 or William Davisson of this firm at (650) 463-2660.

                                         Very truly yours,

                                         /s/ Anthony J. Richmond
                                         -----------------------
                                         Anthony J. Richmond
                                         of LATHAM & WATKINS LLP


cc: Robert Bell, Esq. - SEC
    Sify Limited